VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporate Finance

Securities Exchange Commission

Mail Stop 3561

Washington, DC 20549

October 11, 2017

Re:	BioLife4D Corporation Draft Offering Statement on Form 1-A Submitted August 22, 2017 CIK No. 0001714919

Dear Mr. Reynolds:

Please review the responses on behalf of the Company below.

Offering Circular Cover Page

1. We partially reissue comment 1 of our letter dated August 22, 2017. While we note the company’s revised disclosure on page 9 that the offering will commence immediately after the preliminary offering circular has been qualified, we continue to note the statement that the company “may elect to change said schedule if Company believes it is advisable.” Please advise how this is consistent with Rule 251(d)(3)(i)(F) of Regulation A.

Lastly, please reconcile the disclosure from the plan of distribution regarding management’s absolute discretion to extend the offering with the offering circular cover page disclosure.

We made the following edit on the Cover Page:

This Offering may remain open for a twelve (12) month period unless and may extend the Offering past the Closing Date if the absolutely discretion of the Company and in accordance with the rules and provisions of Regulation A of the JOBS Act.

On page 11, we removed “but may elect to change said schedule if Company believes it is advisable.”

Securities Exchange Commission

Re: BioLife4D Corporation

October 11, 2017

Use of Proceeds to the Company, page 34

2. We note your response to comment 2 and we reissue it. We continue to note the disclosure that you may find it necessary or advisable to reallocate portions of the net proceeds reserved from one category or another, or to add additional categories and that you have broad discretion in doing do. In addition, we continue to note the risk factor on page 32 that the company has significant discretion over the net proceeds of the offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly. Lastly, we note that a significant portion of the allocation of proceeds is to working capital. Given the lack of operations to date, please provide more specificity of the use of proceeds allocated to working capital.

We have made multiple changes to this section in order to comply with this comment. We have reallocated proceeds from Working Capital to various categories to better reflect our intentions. For example, since we do not intend on generating revenues for three years, we have reallocated to reflect the needs for three years.

We also added additional footnotes to provide clarity to potential investors. We also clarified how proceeds may be reallocated and for what reasons.

Description of the Business, page 43

Overview, page 43

3. We note your response to comment 3 and we reissue it. Please provide a more detailed discussion of your proposed business development, with more specific disclosure on the amount of time necessary to develop your proposed business and the FDA regulatory process for any proposed product you develop. Please provide a proposed timeline.

We have added the following information:

Preliminary Milestones

After qualification of the Form 1-A, the Company intends on immediately embarking on fundraising efforts. As fund raise efforts commence, our executive team intends to find a suitable location in suburban Chicago to open its lab. It is expected that it will take a minimum of 90-120 days to locate, build out, and open an appropriate lab.

Upon opening of the proposed lab, at this time, the Company expects to begin its research and development efforts. Within six months of time from opening the lab, we hope to be printing tissues. Twelve months after printing of tissues, the Company hopes to begin printing heart components with the intention of printing a full heart within 36 months.

Securities Exchange Commission

Re: BioLife4D Corporation

October 11, 2017

During this initial timeframe of 36 months, the Company would not require, nor does it intend to seek, any FDA approvals. The Company does not intend on conducting any human trials within the first 36 months, thus negating the immediate need for FDA approval. When the Company intends to embark on a clinical trial, the Company will provide an expected timeline and process for FDA approval based on FDA requirements at that time.

Signatures, page 75

4. We note your response to comment 6 and we reissue it in part. Please have the company’s principal accounting officer sign the Form 1-A. See Instruction 1 to Signatures of Form 1-A.

We have updated the signatures appropriately.

Exhibits

5. We note your response to comment 7 and we reissue it. We note that you have filed as exhibits notes representing $300,000 of the $600,000 of outstanding loans. Please file as exhibits the remaining notes or advise.

Per our telephone conversation, these have already been filed. We have refiled.

Two were filed on August 22nd and two more were filed on September 25th.

August 22nd

Franklin Pierce $50k (Exhibit 6.4)

Marvin Somlo $250k (Exhibit 6.5)

September 25th

SM Trust $250k (now Exhibit 6.6)

SAA Trust $50k (now Exhibit 6.7)

Securities Exchange Commission

Re: BioLife4D Corporation

October 11, 2017

Exhibit 1A-11 Consent

6. Please advise your independent registered public accounting firm to revise their consent to include a statement acknowledging the reference of their name as an “expert” in auditing and accounting as disclosed on page 70.

Please see attached.

I am available by phone or email to discuss the Offering Circular or comments herein.

Thank you for your time and attention.

Sincerely,

/s/ Jillian Sidoti

Securities Counsel